

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 14, 2008

By U.S. mail and facsimile to (305) 228-8383

Mr. Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

       RE: **Lennar Corporation**
              Form 10-K for the fiscal year ended November 30, 2006
              Filed February 8, 2007
              Form 10-Q for the period ended August 31, 2007

              File No. 1-11749

Dear Mr. Gross:

We have reviewed your response letter dated December 7, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-Q for the period ended August 31, 2007

1. We have read your response to comment 1 in our letter dated November 23, 2007. You respond that the third quarter goodwill impairment charge related primarily to specific acquisitions made during the peak homebuilding years (2003 to 2005) in homebuilding other and in the homebuilding central reportable segment. You state the charge in homebuilding other related primarily to the acquisitions of Concord Homes and Summit Homes in the Chicago area in 2002. However, you have not explained to what properties the goodwill impairment charge relates in the homebuilding central reportable segment. Given this charge and the likelihood that you will record additional such charges during the fourth quarter of fiscal 2007 amidst further deterioration in market conditions, please disclose in future filings, beginning with your November 30, 2007, Form 10-K, the clarifying information you have provided in your response. That is, please include a detailed discussion of the underlying reasons why each goodwill impairment charge was necessary, as well as why certain reporting units were not impaired or not impaired by a greater amount, as applicable. As you have stated, you expect to record goodwill impairment charges in the homebuilding east and

homebuilding west reportable segments and further goodwill impairment charges in the homebuilding central reportable segment and homebuilding other during the fourth quarter of fiscal 2007. We would expect your discussion to directly address the differences that existed during the fourth quarter resulting in the recognition of such impairments that did not exist as of the third quarter.

2. In future filings, please expand the discussion of your critical accounting policies in MD&A to provide a description of the valuation methods used to determine the fair value of your reporting units, the material assumptions used in each valuation method, and the sensitivity of those assumptions. For the analysis of discounted cash flows, such assumptions should include the discount rate used, projected revenue growth rates, and the operating profit margin, at a minimum. For the market approach, the assumptions would include the metrics and multiples used, as well as a description of the nature and amount of control premium. We note the valuation is "based on a combined income and market approach including a control premium." Disclose how you weight each of the methods, including how you determined the weights for each method. Given that the weight assigned to each method is a subjective estimate, please disclose a sensitivity analysis to address the amount the fair value would have changed by had you weighted the fair value methods differently. Also, to the extent known, disclose the impact on fair value if you had you used the equity method of valuation instead of the invested capital method. Refer to Sections 501.12.a. and 501.14 of the Financial Reporting Codification for guidance. Given industry market conditions and the recent impairments recorded, disclose the amount of headroom between the estimated fair value and carrying value for your reporting units where an impairment has not been recorded. Refer to Sections 216, 501.02 and 501,12.b.3 of the Financial Reporting Codification for guidance.

* * * *

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief